SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒ Merger

☐ Liquidation

☐ Abandonment of Registration

☐ Election of status as a Business Development Company

MainStay High Yield Opportunities Fund was the last remaining series of Eclipse Funds Inc. On May 24, 2013, the MainStay High Yield Opportunities Fund, a series of Eclipse Funds Inc., reorganized into a corresponding “shell” series of MainStay Funds Trust, a Delaware statutory trust (the “Reorganization”). The Reorganization was not subject to shareholder approval.

2.	Name of fund: Eclipse Funds Inc. (“Applicant”)

3.	Securities and Exchange Commission File No.: 811-06175

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial          ☐ Application Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

51 Madison Avenue, New York, NY 10010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin M. Bopp, Esq.

Eclipse Funds Inc.

169 Lackawanna Avenue

Parsippany, NJ 07054

Telephone: 973-394-4450

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

(973) 394-3000

State Street Bank & Trust Company

1 Lincoln Street

Boston, MA 02111-2900

(617) 786-3000

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

NYLIM Service Company LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end          ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

New York Life Investment Management LLC

51 Madison Avenue

New York, New York 10010

Subadviser:

MacKay Shields LLC

1345 Avenue of the Americas

New York, NY 10105

Subadviser:

Cornerstone Capital Management Holdings LLC

1180 Avenue of the Americas 2nd Fl

New York, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

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13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): N/A

(b) Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes           ☒ No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes           ☐ No

If Yes, state the date on which the board vote took place: June 29, 2011

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes           ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval with respect to the MainStay High Yield Opportunities Fund reorganization was not required under the fund’s organizational documents or applicable federal or state law.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes           ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

On May 24, 2013, in connection with the Reorganization, shareholders of MainStay High Yield Opportunities Fund, a series of the Eclipse Funds Inc., received shares of the corresponding "shell" series of MainStay Funds Trust.

(b) Were the distributions made on the basis of net assets?

☒ Yes           ☐ No

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(c) Were the distributions made pro rata based on share ownership?

☒ Yes           ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e) Liquidations only: N/A

Were any distributions to shareholders made in kind?

☐ Yes           ☐ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

☐ Yes           ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes           ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

N/A

(b) Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes           ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes           ☒ No

If Yes,

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(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

(b) Why has the fund retained the remaining assets? N/A

(c) Will the remaining assets be invested in securities? N/A

☐ Yes           ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes           ☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

i.	Legal expenses: $8,326
ii.	Accounting expenses: $0
iii.	Other expenses (list and identify separately):

Registration: $0

Custody: $0

Printing: $0

Edgar: $176

Mailing: $0

Total: $176

(iv)	Total expenses (sum of lines (i)-(iii) above): $8,502

(b) How were those expenses allocated?

The expenses associated with the Reorganization were borne by the MainStay High Yield Opportunities Fund.

(c) Who paid the expenses?

The MainStay High Yield Opportunities Fund bore all costs incurred in connection with the Reorganization.

(d) How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were carried forward to the respective corresponding shell series of MainStay Funds Trust into which the series was reorganized.

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23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes           ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes           ☒ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes           ☒ No

If Yes, describe the nature and extent of those activities: N/A

VI.	Mergers Only:

26.	(a) State the name of the fund surviving the Merger:

The series of the fund was reorganized with and into a corresponding shell series of MainStay Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22321

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

See attached.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Eclipse Funds Inc. (the “Applicant”), (ii) he is the President of the Applicant, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: April 30, 2014

By:/s/ Stephen P. Fisher

Stephen P. Fisher

President, Eclipse Funds Inc.

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Exhibit List

26 (d) Agreement and Plan of Reorganization.

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